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Exhibit 99.1

July 2, 2008

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in June 2008 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during June 2008.

THOMSON REUTERS PLC — RNS ANNOUNCEMENTS

Share Repurchase RNS Announcements

Transaction in Thomson Reuters shares

NEW YORK, NY, June 2, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 190,000 Thomson Reuters PLC ordinary shares on June 2, 2008. The average price paid was 1591.4807 pence per share. The highest price per share paid was 1604 pence and the lowest price per share paid was 1578 pence.

As of June 2, 2008, Thomson Reuters PLC had 186,507,149 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 3, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 330,000 Thomson Reuters PLC ordinary shares on June 3, 2008. The average price paid was 1580.256 pence per share. The highest price per share paid was 1596 pence and the lowest price per share paid was 1571 pence.

As of June 3, 2008, Thomson Reuters PLC had 186,507,149 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 4, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 206,848 Thomson Reuters PLC ordinary shares on June 4, 2008. The average price paid was 1593.3807 pence per share. The highest price per share paid was 1600 pence and the lowest price per share paid was 1578 pence.

As of June 4, 2008, Thomson Reuters PLC had 186,217,149 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 5, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 150,000 Thomson Reuters PLC ordinary shares on June 5, 2008. The average price paid was 1599.5673 pence per share. The highest price per share paid was 1605 pence and the lowest price per share paid was 1578 pence.

As of June 5, 2008, Thomson Reuters PLC had 186,027,149 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 6 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 150,000 Thomson Reuters PLC ordinary shares on June 6, 2008. The average price paid was 1581.092 pence per share. The highest price per share paid was 1600 pence and the lowest price per share paid was 1557 pence.

As of June 6 2008, Thomson Reuters PLC had 185,722,694 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 9 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 195,000 Thomson Reuters PLC ordinary shares on June 9, 2008. The average price paid was 1555.8863 pence per share. The highest price per share paid was 1574 pence and the lowest price per share paid was 1546 pence.

As of June 9 2008, Thomson Reuters PLC had 185,834,787 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 10 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 200,000 Thomson Reuters PLC ordinary shares on June 10, 2008. The average price paid was 1541.3708 pence per share. The highest price per share paid was 1554 pence and the lowest price per share paid was 1526 pence.

As of June 10 2008, Thomson Reuters PLC had 185,477,939 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 11 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 200,000 Thomson Reuters PLC ordinary shares on June 11, 2008. The average price paid was 1531.9602 pence per share. The highest price per share paid was 1541 pence and the lowest price per share paid was 1526 pence.

As of June 11 2008, Thomson Reuters PLC had 185,302,939 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 12 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 212,360 Thomson Reuters PLC ordinary shares on June 12, 2008. The average price paid was 1544.9495 pence per share. The highest price per share paid was 1564 pence and the lowest price per share paid was 1512 pence.

As of June 12 2008, Thomson Reuters PLC had 184,957,939 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 13 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 230,000 Thomson Reuters PLC ordinary shares on June 13, 2008. The average price paid was 1538.4108 pence per share. The highest price per share paid was 1550 pence and the lowest price per share paid was 1507 pence.

As of June 13 2008, Thomson Reuters PLC had 184,757,939 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 16 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 280,000 Thomson Reuters PLC ordinary shares on June 16, 2008. The average price paid was 1565.8796 pence per share. The highest price per share paid was 1581 pence and the lowest price per share paid was 1538 pence.

As of June 16 2008, Thomson Reuters PLC had 184,861,234 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 17 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 250,000 Thomson Reuters PLC ordinary shares on June 17, 2008. The average price paid was 1575.2228 pence per share. The highest price per share paid was 1590 pence and the lowest price per share paid was 1560 pence.

As of June 17 2008, Thomson Reuters PLC had 184,448,874 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 18 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 325,000 Thomson Reuters PLC ordinary shares on June 18, 2008. The average price paid was 1525.9364 pence per share. The highest price per share paid was 1569 pence and the lowest price per share paid was 1514 pence.

As of June 18 2008, Thomson Reuters PLC had 184,218,874 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 19 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 500,000 Thomson Reuters PLC ordinary shares on June 19, 2008. The average price paid was 1465.1367 pence per share. The highest price per share paid was 1515 pence and the lowest price per share paid was 1438 pence.

As of June 19 2008, Thomson Reuters PLC had 184,218,874 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 20 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 450,000 Thomson Reuters PLC ordinary shares on June 20, 2008. The average price paid was 1418.2846 pence per share. The highest price per share paid was 1449 pence and the lowest price per share paid was 1393 pence.

As of June 20 2008, Thomson Reuters PLC had 183,978,630 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 23 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 450,000 Thomson Reuters PLC ordinary shares on June 23, 2008. The average price paid was 1416.1085 pence per share. The highest price per share paid was 1439 pence and the lowest price per share paid was 1389 pence.

As of June 23 2008, Thomson Reuters PLC had 184,040,909 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 24 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 500,000 Thomson Reuters PLC ordinary shares on June 24, 2008. The average price paid was 1389.1442 pence per share. The highest price per share paid was 1433 pence and the lowest price per share paid was 1370 pence.

As of June 24 2008, Thomson Reuters PLC had 182,965,909 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 25 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 325,000 Thomson Reuters PLC ordinary shares on June 25, 2008. The average price paid was 1414.6904 pence per share. The highest price per share paid was 1442 pence and the lowest price per share paid was 1393 pence.

As of June 25 2008, Thomson Reuters PLC had 182,965,909 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 26 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 280,000 Thomson Reuters PLC ordinary shares on June 26, 2008. The average price paid was 1366.3168 pence per share. The highest price per share paid was 1399 pence and the lowest price per share paid was 1352 pence.

As of June 26 2008, Thomson Reuters PLC had 182,065,909 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 27 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 325,000 Thomson Reuters PLC ordinary shares on June 27, 2008. The average price paid was 1315.9984 pence per share. The highest price per share paid was 1345 pence and the lowest price per share paid was 1288 pence.

As of June 27 2008, Thomson Reuters PLC had 182,065,909 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, June 30 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 300,000 Thomson Reuters PLC ordinary shares on June 30, 2008. The average price paid was 1326.6657 pence per share. The highest price per share paid was 1344 pence and the lowest price per share paid was 1283 pence.

As of June 30 2008, Thomson Reuters PLC had 181,316,372 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Large Shareholder RNS Announcements

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	28.05.08

6.	Date on which issuer notified:	02.06.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible use ISIN code		Number of Voting Rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	17,707,227	17,707,227	17,238,429	17,238,429	n/a	8.88%	n/a

ADR US8851411012	21,486	21,486	20,886	20,886	n/a	0.011%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

17,259,315	8.89%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1i:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to notification obligationiii:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.)iv:
HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management
Sinopia Asset Management (UK) Limited
Sinopia Asset Management
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
HSBC Global Asset Management (International) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached[v]:	09th June 2008

6.	Date on which issuer notified:	10th June 2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transactionvi		Resulting situation after the triggering transactionvii
			Number of shares	Number of voting rightsix
		Number of Voting Rightsviii				% of voting rights
Class/type of shares If possible use ISIN CODE	Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	11,452,598	11,452,598	10,452,970	10,452,970	499,548	5.63%	0.27%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

10,952,518	5.90%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

HSBC Bank Plc

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	12.06.08

6.	Date on which issuer notified:	16.06.08

7.	Threshold(s) that is/are crossed or reached:	8%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares If possible use the ISIN code		Number of voting rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	17,238,429	17,238,429	15,267,200	15,267,200	n/a	7.87%	n/a

ADR US8851411012	20,886	20,886	3,114	3,114	n/a	0.0016%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

15,270,314	7.87%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☐

3.	Full name of person(s) subject to the notification obligation:	ValueAct Capital Master Fund, L.P.

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	16 June 2008

6.	Date on which issuer notified:	17 June 2008

7.	Threshold(s) that is/are crossed or reached:	3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	6,110,254	6,110,254	Below 3%	Below 3%	—	Below 3%	—

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

Below 3%	Below 3%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):
Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	19 June 2008

6.	Date on which issuer notified:	20 June 2008

7.	Threshold(s) that is/are crossed or reached:	Direct 6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	12,675,900	12,675,900	11,224,731	11,034,151	190,580	5.99%	0.10%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

11,224,731	6.09%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):
Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	20 June 2008

6.	Date on which issuer notified:	23 June 2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	11,224,731	11,224,731	11,016,490	10,817,590	198,900	5.88%	0.11%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

11,016,490	5.99%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

Other RNS Announcements

June 30, 2008

Thomson Reuters PLC — Voting Rights and Capital

Update for June 2008

NEW YORK, NY — June 30, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 181,316,372 ordinary shares of 25 pence each as of June 30, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 181,316,372 ordinary shares.

The above figure (181,316,372) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — June 30, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that Roger L. Martin, a member of its board of directors, sold 6,000 common shares of Thomson Reuters Corporation at a price of CAD$32.67 per share on June 26, 2008. Thomson Reuters was notified of this transaction on June 27, 2008.

Mr. Martin also purchased 1,250 American Depositary Shares of Thomson Reuters PLC at a price of US$160.78 per share on June 27, 2008. Thomson Reuters was notified of this transaction on June 27, 2008.

Following this transaction, Mr. Martin owns 1,250 Thomson Reuters PLC American Depositary Shares and 18,459 Thomson Reuters Corporation deferred share units.

Mr. Martin's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

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  Exhibit 99.1